[Vystar Corporation Letterhead]

August 5, 2009

United Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Vystar Corporation
Registration Statement on Form S-1, File No. 333-155341

Dear Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended (the “Act”), Vystar Corporation, a Georgia corporation (the “Company”) hereby respectfully requests that, in connection with the registration of 4,803,338 shares of the Company’s Common Stock, par value 0.0001 per share, the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 2:00 p.m. on August 7, 2009 or as soon thereafter as possible.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Vystar Corporation

By:	/s/ William R. Doyle
Chairman, President and Chief Executive Officer